4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE COMPLETES US$16 MILLION PRIVATE PLACEMENT

WINNIPEG, Manitoba - (October 2, 2007) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, today announced that it has closed its previously announced private placement raising total gross proceeds of US$16 million. The amount raised represents an increase of US$1.0 million from the previously announced private placement of US$15.0 million. A total of 13.91 million common shares were issued in the private placement at a price of US$1.15, together with warrants, to purchase 4.17 million additional common shares. The warrants have a five-year term and an exercise price of US$1.50.

The proceeds of this transaction will be used to fund the ongoing research and development of MC-1 and the sales and marketing efforts for AGGRASTAT®.

“This transaction further solidifies our cash position as we approach our pivotal Phase 3 MEND-CABG II results in the first quarter of 2008,” stated Medicure's President and CEO, Albert D. Friesen, PhD.

Leerink Swann, A.G. Edwards & Sons, Inc., Merriman Curhan Ford & Co., RBC Capital Markets Inc, and Noble Financial Group served as financial advisors.

The securities offered were not registered under the Securities Act but were sold to institutional accredited investors on a private-placement basis pursuant to the exemption from registration contained in Regulation D under the Securities Act. The issuance is subject to American Stock Exchange approval.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Lead compound MC-1 in pivotal Phase 3 study for FDA approval
  Four positive Phase 2 trials completed with MC-1
  FDA Fast Track Designation for MC-1

  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Combination of MC-1 and lisinopril (MC-4232) completed Phase 2
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com